MAIL STOP 5546

September 13, 2006

Mr. Todd A. Fitzpatrick
Vice President and
Chief Accounting Officer
Harbor Acquisition Corporation
One Boston Place
Suite 3630
Boston, MA 02138

   Re: Harbor Acquisition Corporation
      Form 8-K filed on May 12, 2006
      File Number 001-32688

Dear Mr. Fitzpatrick:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 12, 2006

Financial Statements

1. We note the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying

securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate.

2. Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain why you believe equity classification is appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3400 if you have questions regarding this letter.

Sincerely,

Sondra Stokes
Associate Chief Accountant